FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	2009 General Shareholders’ Meeting presentation.

REPSOL YPF Annual Shareholders Meeting 2009 May 14th, 2009

Disclaimer

Safe harbour statement under the US Private Securities Litigation Reform Act of 1995

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF's financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF's plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF's control or may be difficult to predict.

Repsol YPF's future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain ("CNMV"), the Comisión Nacional de Valores in Argentina ("CNV"), and the Securities and Exchange Commission in the United States ("SEC"); in particular, those described in Section 1.3 "Key information about Repsol YPF – Risk Factors" and Section 3 "Operating and Financial Review and Prospects" of Repsol YPF's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC and available on Repsol YPF's website (www.repsol.com) and those described in Section II.A "Risk Factors affecting Repsol YPF Group" of the Prospectus related to Repsol YPF's Programa de Emisión de Pagarés 2009 filed with the CNMV on February 10, 2009 and available on Repsol YPF's website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Finally, please note that the information contained in the document has not been verified or revised by the Auditors of Repsol YPF.

REPSOL YPF Scenario 2008 and first quarter 2009 results Fulfilling the Strategic Plan 2008-2012 2008/2009 Milestones Looking ahead Proposals of resolutions Contents

REPSOL YPF Contents Scenario 2008 and first quarter 2009 results Fulfilling the Strategic Plan 2008-2012 2008/2009 Milestones Looking ahead Proposals of resolutions

Global GDP Growth Source: International Monetary Fund, WEO April 2009. Prepared by: Repsols Economic Research Department (% year-on-year; PPA) 6 3 0 -2 2006 2007 2008 2009 REPSOL YPF

GDP trend and outlook Source: International Monetary Fund (FMI). Prepared by: Repsols Economic Research Department 10 5 0 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Global Argentina Spain -3 (%) REPSOL YPF

Revised growth outlook for 2009 Source: FMI. Prepared by: Repsols Economic Research Department (% year-on-year) 6 3 -3 April 08 April 09 World Advanced economies Emerging and developing economies REPSOL YPF

Euro-dollar exchange rate Source: Thomson Reuters. Prepared by: Repsols Economic Research Department 0.80 1.20 1.60 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 REPSOL YPF

Oil prices Source: Thomson Reuters y Repsols Economic Research Department 0 80 160 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Average 86-99: 19 $ Average 00-04: 31 $ Average 05-08: 74 $ Average 09: 47 $ $/barrel WTI REPSOL YPF

World oil demand Source: International Energy Agency (IEA) April monthly report- and Repsols Economic Research Department Million bl/d (YoY variation) 2007 2008 2009 1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 -0.27 1.42 -2.41 0.9% 0.9% -3.7% -0.5% -2.5% REPSOL YPF

Price outlook for 2009 Source: Copyright Consensus Economics Inc., EIA, PIRA and Repsols Economic Research Department WTI price outlook 51.9 56.0 46.5 55.1 49.4 51.6 62.7 60.1 56.3 42.9 $/bbl 58.4 40 50 60 4T 08 1T 09 2T 09 3T 09 4T 09 Futures market Investment Banks Macro-consulting firms REPSOL YPF

Cost of new production Costs of oil supply curve over the long term Source: IAE and Repsols Economic Research Department Produced oil Conventional oil to be produced Improved oil recovery Heavy oil Oil shale Gas to liquid Production costs ($ 2008) 0 40 80 120 0 40 80 120 Deep waters REPSOL YPF

Mill. bbl/d -35 -5 5 35 2007 2030 Long-term challenges / Aggregate production requirements Source: IAE. Prepared by: Repsols Economic Research Department * Average depletion rate for fields that surpassed the production plateau (nearly 58% of world production in 2007) Aggregate increase in oil demand annual rate (20072030) = 1% Aggregate increase due to depletion * annual rate (20072030) = 5.1% REPSOL YPF

Contents Scenario 2008 and first quarter 2009 results Fulfilling the Strategic Plan 2008-2012 2008/2009 Milestones Looking ahead Proposals of resolutions REPSOL YPF

2008 Results Recurrent operating income (ex inventory effects) +5% 6,000 5,503 3,000 0 2007 2008 5,252 Million Net Profit -15% 2,711 4,000 2,000 0 2007 2008 3,188 Million REPSOL YPF

Million 2007 2008 Exploration & Production 1,882 2,258 Downstream 1,970 1,606 LNG 107 125 YPF 1,228 1,159 GAS NATURAL SDG. 516 555 Corporate and adjustments (129) (125) Operating income (CCS) 5,574 5,578 Inventory gains/losses 234 (495) Operating income (MIFO) 5,808 5,083 Financial charges (224) (372) Income before taxes and income of associates 5,584 4,711 Income in the period 3,355 2,837 Attributable to minority interests (167) (126) Equity holders of the parent 3,188 2,711 2008 Results REPSOL YPF

Recurrent operating income (ex inventory effects) Refining margins Gas Natural Million 5.252 5.503 6,000 3,000 0 Effect of Upstream prices Chemicals YPF Other 2007 2008 5,252 731 298 76 (390) (43) (421) 5,503 2008 Results REPSOL YPF

Net debt 6.8 billion euro in liquidity 4,396 3,493 3,334 -24% 2006 2007 2008 4,500 2,500 0 Million REPSOL YPF

Dividend per share 2005 2006 2007 2008 +5% +39% +20% 0.60 0.72 1.00 1.05 €/share REPSOL YPF

Operating income (ex inventory effects) Million 963 1,500 1,000 0 1Q 08 1Q 09 1,332 -28% Net Profit Million 516 1,500 1,000 0 1Q 08 1Q 09 1.212 -57% 1st Quarter 2009 results € € REPSOL YPF

Million 1Q 08 1Q 09 Exploration and Production 576 185 Downstream 208 316 LNG 32 11 YPF 365 323 GAS NATURAL SDG. 157 169 Corporate and adjustments (6) (41) Operating Income (CCS) 1,332 963 Inventory gains/losses 274 (23) Operating income (MIFO) 1,606 940 Financial charges 52 (37) Income before taxes and income of associates 1,658 903 Income in the period 1,272 574 Income attributable to minority interests 60 58 Equity holders of the parent 1,212 516 1st Quarter 2009 results REPSOL YPF €

Contents Scenario 2008 and first quarter 2009 results Fulfilling the Strategic Plan 2008-2012 2008/2009 Milestones Looking ahead Proposals of resolutions REPSOL YPF

2008-2009 Milestones/ Upstream: Repsols exploration success in 2008 The 10 largest discoveries worldwide in 2008* 3 of the discoveries among the 5 largest made in the world in 2008 Country Basin Block/Field 1 Brazil Santos Basin Lara 2 Brazil Santos Basin Jupiter 3 Brazil Santos Basin Guara 4 Peru Ucayali Basin Kinteroni 1X 5 Bolivia Cuenca Chaco Huacaya 6 Brazil Santos Basin Bem-te-vi 7 Iran Zagros Province Balaroud 1 8 Australia Bonaparte Basin Blackwood (MEO) 1 9 Egypt Nile Delta Basin Satis 1 10 Russia Mangyshlak Basin Tsentralnoye *Ranking according to the IHS Agency REPSOL YPF

The 5 largest discoveries made in the world in 2009*

*Ranking according to the IHS Agency

Country Basin Block/Field

1 Brazil Santos Basin Azulao

2 Israel Levantine Deep Marine Basin Tamar 1

3 Ghana Cote d´Ivoire Basin Tweneboa 1

4 Brazil Santos Basin Iguazú

5 U.S. Gulf of Mexico Buckskin

Second-ranking oil company in successful

offshore exploration in 2009*

* ODS Petrodata data

2008-2009 Milestones/ Upstream: Repsol’s exploration

success in 2008 REPSOL YPF

2008-2009 Milestones/ Upstream: Increased exploration activities. Drilled exploration wells The goal is to maintain an average 35 exploration wells/year 2002 2003 2004 2005 2006 2007 2008 16 9 19 22 30 29 38 35 2009 Generation of resources Asset sales following YPF acquisition REPSOL YPF

2008-2009 Milestones / Upstream: Incorporation of resources IMPROVED RESERVE REPLACEMENT RATE: 2007: 35% 2008: 65% Proved reserves (at 31-Dec-08 ) 1,067 Mboe 2008 production: 122 Mboe 8.8 Years Net Upstream figures (ex YPF ) 2008 Contingent Resources : 485 Mboe 2007 Contingent Resources : 241 Mboe 2006 Contingent resources : 114 Mboe REPSOL YPF

2008-2009 Milestones / Upstream: Brazil Guará (June 2008). Iguazú: new discovery of high-quality light oil (April 2009). Piracucá: commerciality confirmed. Preliminary on-site volume estimated at 550 million boe. (April 2009). Panoramix: Oil and gas discovery. Repsol is the operator (May 2009). Santos Basin, one of deep waters areas in the world with the largest potential REPSOL YPF

2008-2009 Milestones / Upstream: Gulf of Mexico (U.S.) Buckskin discovery (February 2009) Repsol is the operator in the exploration phase. High-quality light and sweet oil in a nearly 100 meter column. Shenzi production comes on stream (March 2009) 5 of the 15 contemplated wells are already producing. Connected to the Shenzi platform, with capacity for extraction of 100,000 boepd and 50 million cubic feet/day of gas. Among the most profitable deep REPSOL YPF

2008-2009 Milestones / Upstream: Algeria Area with enormous gas potential Two new gas discoveries in the Reggane Basin, in addition to the 4 discoveries made in 2005-2007. Reggane: with 145 million boe of resources, one of the most promising growth areas in the world for the company. Discovery in the Berkine Basin, with preliminary flows of 158,000 cubic meters/day of gas (January 2009). Two new discoveries at the MSari Akabli block (Ahnet Basin) with 249,000 and 363,000 m3/day of gas, respectively. Repsol operates all the wells. REPSOL YPF

2008-2009 Milestones / Upstream: Libya Leading private oil company Oil concessions for blocks NC186 and NC115 extended until 2032 and 5-year extension of exploration rights in these blocks (July 2008). The I/R field started production in June 2008. New oil discovery in the Murzuq Basin (the Y1 NC186 well). First offshore discovery (NC202). Repsol holds a 60% stake and is the operator (April 2009). REPSOL YPF

2008-2009 Milestones / Upstream: Peru Kinteroni, one of the 5 largest discoveries worldwide in 2008 Kinteroni Gas discovery in January 2008. Total resources estimated at 56 bcm (2 TCF), equivalent to 1.5x annual gas consumption in Spain. Repsol is the operator of the block. The new field is close to Camisea. REPSOL YPF

2008-2009 Milestones / Upstream: Bolivia Huacaya Gas discovery in January 2008. Production tests delivered nearly 0.3 bcm/year. At a depth of 4,800 meters. Repsol is the operator. Huacaya, one of the 5 largest discoveries made in the world in 2008

2008-2009 Milestones / Upstream roadmap Traditional core areas North Africa limited growth Northern Latin America New core areas Gulf of MexicoU.S. opportunities Brazil Alaska Medium/long-term growth Canada and Norway areas West Africa Gas in Peru, Brazil, and Bolivia REPSOL YPF

Peru LNG: Most competitive location to access the eastern Pacific coast. Liquefaction capacity: 6.2 bcm/year. Exclusive marketing rights for entire production. Canaport: Start-up in June. One of the largest terminals in North America. Will supply eastern coast of Canada and the northeastern part of the United States. 2008-2009 Milestones / LNG: Canaport and Per LNG REPSOL YPF

2008-2009 Milestones / Downstream Enlargement of the Cartagena complex: one of the most modern in the world. Will increase conversion capacity and double production to 220,000 bbl/day. Petronor enlargement project: new cocker with 2 million tons/year capacity. Conversion index will increase to 63%. Projects aimed at complying with 10 ppm fuel specifications. Integrated Environmental Approval for all refineries. Disposal of non-core assets. REPSOL YPF

2008-2009 Milestones / YPF Objective: balance out the relative weighting of OECD countries in asset portfolio 15% YPF stake sold to the Petersen Group. 1,400 development projects ensure future growth. Objective: balance out the relative weighting of OECD countries in asset portfolio REPSOL YPF

2008-2009 Milestones / Gas Natural GAS NATURAL UNION FENOSA Successful conclusion of Unin Fenosa takeover bid. Speeds up fulfillment of its Strategic Plan. Repsol participated in the 1.08 billion euro capital increase to maintain Repsols stake at 30.85%. We supported the transaction since it makes our associate a more balanced company and bolsters its future growth prospects. The transaction generates value for Repsol shareholders as of the first year. REPSOL YPF gasNatural UNION FENOSA

2008-2009 Milestones / Corporate Responsibility The most advanced strategy in the sector regarding climate change. Leader in transparency and in customer relations (2nd consecutive year). Climate Leadership Index in relation to transparency strategy and policy regarding climate change (3rd consecutive year). Gold Class in Corporate Social Responsibility (2nd consecutive year). Ratified the Poznan Declaration during the U.N. Framework Convention on Climate Change. One of the best companies in which to work, according to the Corporate Research Foundation. The company that creates the most direct jobs for the disabled. REPSOL YPF Dow Jones Sustanibility Indexes CARBON DISCLOSURE PROJECT sam 2009 gold class UNITED NATIONAL CLIMATE CHANGE POZNAN 2008 TOP fundacism EMPRESA Y SOCIEDAD

Contents Scenario 2008 and first quarter 2009 results Fulfilling the Strategic Plan 2008-2012 2008/2009 Milestones Looking ahead Proposals of resolutions REPSOL YPF

Looking ahead / Three aspects to focus on. Upstream: accent on the long term driven by exploration success. Downstream: conversion and integration as the means to maximize Businesses efficiency and profitability. YPF: value enhancement achieved jointly with a local partner. Gas Natural: bringing forward compliance with Strategic Plan. More than 800 initiatives underway. Cost savings 42% of contracts revised. Strong liquidity. Financial situation The goal is to maintain a cash position sufficient to be able to tackle investment plan. Management approach underpinned by financial discipline. REPSOL YPF

Looking ahead / Our vision and priorities Maximize profitability of current assets. Growth driven by 10 key projects. Divestment of low-yield assets. Partial divestment to improve and balance the asset portfolio. Local partner and enhanced liquidity in markets, essential for value accretion. Local focus within the context of a global company. Improve results by seizing opportunities in an expanding energy market Increase operations via Stream. Maximize growth and leverage. Open options and flexibility with a view towards the future. Management driven by profitability and growth: Increase returns for shareholders and other stakeholders. REPSOL YPF

Contents Scenario 2008 and first quarter 2009 results Fulfilling the Strategic Plan 2008-2012 2008/2009 Milestones Looking ahead Proposals of resolutions REPSOL YPF

Proposals of resolutions First. Approval of the Annual Financial Statements and the Management Report of Repsol YPF, S.A. and its Consolidated Group, for the fiscal year ended 31st December 2008, of the proposal of application of its earnings and of the management by the Board of Directors during said year. Second. Appointment, ratification or re-election of Directors: 2.1 Re-election as Director of Mr. Luis Surez de Lezo Mantilla. 2.2 Appointment as Director of Mrs. Mara Isabel Gabarr Miquel. Third. Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group. Fourth. Authorisation for the derivative acquisition of shares of Repsol YPF, S.A., within a period of 18 months from the resolution of the Shareholders Meeting. Fifth. Delegation of the power to issue debentures, bonds and any other fixed rate securities, simples or exchangeables by issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group. Sixth. Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted. REPSOL YPF

REPSOL YPF Annual Shareholders Meeting 2009 May 14th, 2009 areas in the world REPSOL YPF

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 18th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer